Exhibit 99.1

Performance Sports Group Announces Pricing of US$110 Million U.S. Initial Public Offering

Shares to Commence Trading on the NYSE under “PSG”

EXETER, N.H. - (Marketwired) - June 19, 2014 — Performance Sports Group Ltd. (“PSG” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, announced today the pricing of its underwritten public offering in the United States and Canada (the “Offering”) of 7,096,775 common shares at a price to the public of US$15.50 per share, for total gross proceeds of approximately US$110 million. In connection with the Offering, the Company has granted an over-allotment option to the underwriters to purchase up to an additional 1,064,516 common shares, exercisable for a period of 30 days following closing. The Offering is expected to close on or about June 25, 2014, subject to customary closing conditions. Trading of the Company’s common shares is expected to commence on the New York Stock Exchange (“NYSE”) on June 20, 2014. The common shares will then be dual listed on the NYSE and the Toronto Stock Exchange (the “TSX”) under the symbol “PSG”.

The Company intends to use the net proceeds of the Offering to reduce leverage and repay a portion of the Company’s term loan facility which was used to finance its recent acquisition of Easton Baseball/Softball.

The Offering is being made through a syndicate of underwriters led by Morgan Stanley, BofA Merrill Lynch and RBC Capital Markets, who are acting as joint book-running managers.

On June 17, 2014, as previously announced, the Company changed its name from “Bauer Performance Sports Ltd.” to “Performance Sports Group Ltd.” to better reflect the growth of the Company with its recent strategic acquisitions and expansion into new high performance sports. The Company’s brands, including BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON, continue to be consumer-facing brands in their respective sports.

The Company’s Registration Statement has become effective under the United States Securities Act of 1933 and the Company has obtained a receipt from securities regulatory authorities in each of the provinces of Canada for its final short form base PREP prospectus. The Company will file a supplemented prospectus with pricing information. The TSX has conditionally approved the listing of the Company’s common shares sold under the Offering, subject to customary listing conditions, and the NYSE has authorized for listing the Company’s common shares sold under the Offering and its outstanding common shares.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the registration statement and final short form base PREP prospectus is available at www.sec.gov and www.sedar.com, respectively, a copy of the supplemented short form PREP prospectus will be available at www.sec.gov and www.sedar.com, and may be obtained upon request by contacting

Morgan Stanley at Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com, BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com, and from RBC Capital Markets at RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4, or by email at distribution@rbccm.com.

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (TSX: PSG; NYSE: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel. The Company has the most recognized and strongest brands in ice hockey, roller hockey, baseball and softball, and holds top market share positions in these sports. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws, including with respect to the listing of the common shares on the NYSE and the TSX, the closing of the Offering, the use of proceeds therefrom and the benefits of the Offering. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands; inability to introduce new and innovative products; intense competition in the sporting equipment and apparel industries; inability to introduce technical innovation; inability to ensure third-party suppliers will meet quality and regulatory standards; inability to own, enforce, defend and protect worldwide intellectual property rights; seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions; decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates; adverse publicity related to or reduced popularity of the professional or amateur leagues in sports in which our products are used; reliance on third-party suppliers and manufacturers; disruption of distribution chain or loss of significant customers or suppliers; cost of raw materials, shipping costs and other cost pressures; risks associated with doing business abroad; inability to accurately forecast demand for products; insufficient sell through of our products at retail; inventory shrinkage or excess inventory; product liability claims and product recalls; changes in compliance standards of testing and athletic governing bodies; departure of senior executives or other key personnel; litigation, including certain class action lawsuits; employment or union-related disputes; restrictive covenants in the Company’s credit facilities; inability to generate sufficient cash to service all the Company’s indebtedness; inability to successfully integrate new acquisitions, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions; possibility that historical and pro forma combined financial information may not be representative of our results as a combined company; inability to continue making strategic acquisitions; no public market for our common shares in the United States; volatility in the market price for common shares; fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar; inability to manage foreign derivative instruments; general adverse economic and market conditions, as well as the factors identified in the “Risk Factors” section of the short form base PREP prospectus.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Tory Mazzola

Global Communications Manager

Tel 1-603-430-2111

media@performancesportsgroup.com